1050 – 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: chris@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; OTCQX: IRRZF
SEPTEMBER 9, 2019	www.integraresources.com

INTEGRA ANNOUNCES EXCEPTIONAL PROJECT ECONOMICS FROM THE

DELAMAR GOLD-SILVER PROJECT IN IDAHO:

AFTER-TAX NPV OF C$472 MILLION AND IRR OF 43%

Preliminary Economic Assessment (“PEA”)

• After-tax NPV (5%) of C$472 million (US$358 million) and 43% After-Tax IRR at US$1350/oz Au and US$16.90 /oz Ag

• After-tax NPV (5%) of C$623 million (US$472 million) and 55% After-Tax IRR at Spot Prices (Sept. 6, 2019) of US$1524/oz Au and US$18.15 /oz Ag

• Production scenario focused primarily on resources amenable to heap leach with a proposed 27,000 tonnes per day heap leach facility complemented by a 2,000 tonnes per day milling facility

• Year 2 to 6 average annual production of 148,000 oz AuEq (126,000 oz Au and 1,796,000 oz Ag)

• Year 1 to 10 average annual production of 124,000 ounces (“oz”) gold equivalent (“AuEq”) made up of 103,000 oz of gold (“Au”) and 1,660,000 oz of silver (“Ag”)

• Life-of-mine (“LOM”) all-in sustaining cash costs (“AISC”) of US$619/oz net of silver by-product or US$742/oz on an AuEq co-product basis

• Initial capital expenditure (“Capex”) of C$213 million (US$161 million).

VANCOUVER, BC – September 9, 2019 – Integra Resources. (“Integra” or the “Company”) is pleased to announce the results of a maiden Preliminary Economic Assessment (“PEA”) completed by MDA Associates (“MDA”) for the DeLamar Gold-Silver Project, located in Idaho, USA. The study was conducted under the direction of Timothy Arnold, Integra’s Vice President of Project Development, and includes contributions from the consulting teams at McClelland Laboratories (Reno) (“McLelland”), Woods Process Services (Denver) (“Woods”), Welsh Hagen (Reno) (“WH”) and EM Strategies (Reno) (“EMS”). The PEA is based on Integra’s recently completed mineral resource estimate announced on June 17, 2019.

The PEA base case assumes a gold price of US$1,350/oz, a silver price of US$16.90/oz and a C$/US$ exchange rate of 1.32.

DeLamar Project Preliminary Economic Assessment Highlights

• 27,000 tonnes per day (“tpd”) open-pit/heap-leach production rate with an initial mine life of 10 years, sourcing oxide and transitional mineralization from both the Florida Mountain and DeLamar Deposits

• 2,000 tpd mill, commencing in Year 3, sourcing unoxidized mineralization from Florida Mountain over a 6-year period

• Year 1 to Yr 10 average annual production of 103,000 oz Au and 1,660,000 oz Ag (124,000 oz AuEq)

• Year 2 to 6 average annual production of 126,000 oz Au and 1,796,000 oz Ag (148,000 oz AuEq)

• LOM total payable production of 1,031,000 oz Au and 16,603,000 oz Ag (1,239,000 oz AuEq)

• LOM AISC of US$619/oz net of silver by-product or US$742/oz on an Au Eq co-product basis

• A low LOM strip ratio of 1.09 to 1 (Waste: Mineralization)

• Low Pre-Production Capex of C$213 million (US$161 million)

• LOM Capital expenditures (pre-production + sustaining capital) of C$365 million (US$277 million)

• After-tax payback period of 2.4 years

• After-tax IRR of 43%

• After-tax NPV (5%) of C$472 million (US$358 million)

• C$697 million (US$528 million) after-tax LOM cumulative cash flow

• Average annual after-tax free cash flow of C$81 million (US$61 million) once in production

George Salamis, Integra’s President and CEO, commented, “Presenting a scenario for generating approximately C$697 million in cumulative after-tax cash flow, Integra’s maiden DeLamar project PEA highlights a strong premise for an extraordinary, high-margin and long-life mining operation in a great Tier 1, infrastructure-rich mining jurisdiction like southwestern Idaho. With an upfront CAPEX of C$213 million, an estimated after-tax NPV (5%) of C$472 million, an after-tax IRR of 43% and an average production profile of approximately 124,000 oz of gold equivalent over a 10 year period, the economics presented for DeLamar are truly exceptional. In addition, with all-in sustaining costs of US$742 per oz of gold equivalent (co-product), the PEA demonstrates DeLamar’s ability to generate an estimated annual average after-tax free cash flow of C$81 million per year, further highlighting the economic robustness of the Project from a cash-flow and operating margin perspective. Equally as important, the PEA itself is based on a resource estimate, 90% of which is in a measured and indicated category, thus subject to a high degree of confidence in the resource model that is backed by over 2,500 drill holes. Finally with respect to metallurgy, the assumptions made are robust for this level of study, given the 20 year long history of gold-silver processing and production on the site from 1978 to 1998 in addition to the large number of representative drill core composites and many tonnes of bulk samples collected for the purposes of this PEA”. Mr. Salamis added, “This study is simply a starting point for us in terms of further value enhancement to come in the near- term. A large portion of the DeLamar unoxidized resource has been excluded from this study, and there remain substantial undrilled areas with upside potential for oxide and transitional gold-silver mineralization along the margins of the current DeLamar and Florida Mountain resources that are completely open for resource expansion. We are currently drilling these areas and will be doing so throughout the fall and winter months, with resource expansion clearly within our view. This drilling is intended to support our objective of identifying an expanded resource base to support future studies, with a pre-feasibility study scheduled to commence in the next few months.”

The PEA is based on surface oxide and transitional mineralization at the Florida Mountain and DeLamar Deposits within an overall resource that can be processed by heap leaching. A further component of milling is anticipated to process mineralization from the unoxidized zone at Florida Mountain. A NI 43-101 Technical Report (the “Updated Technical Report”) that summarizes the results of the PEA will be filed on Integra's SEDAR profile at www.sedar.com within 45 days.

PEA Study Preparation

The PEA was prepared by MDA of Reno, Nevada, and included contributions from McClelland of Reno, Nevada, Woods of Denver, Colorado, EMS of Reno, Nevada and WH of Reno, Nevada. The PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Technical Inputs and Financial Assumptions

Table 1. Technical Inputs and Financial Assumptions

DELAMAR PEA: Technical Inputs and Financial Assumptions
Economic Assumptions
Gold Price	US$1,350/oz
Silver Price	US$16.90/oz
Exchange Rate (C$/US$)	1.32
Discount Rate	5%
Contained Metals
Contained Gold ounces	1,243,820
Contained Silver ounces	46,129,538
Contained AuEq ounces	1,821,293
Mining
Mine Life	10 years
Open Pit Mining Rate: min/waste tpd	53,751
Strip Ratio (Waste: Mineralization)	1.09
Total Tonnage Mined (t)	196,190,238
Total Mineralized Material Mined (t)	93,749,888
Processing
Processing Throughput: Heap-leaching /Milling	27,000 tpd / 2,000 tpd
Average Diluted Gold Grade (g/t) - HL	0.39 g/t
Average Diluted Silver Grade (g/t) - HL	15.21 g/t
Average Diluted AuEq Grade (g/t) - HL	0.58 g/t
Average Diluted Gold Grade (g/t) - Milling	0.80 g/t
Average Diluted Silver Grade (g/t) - Milling	17.18 g/t
Average Diluted AuEq Grade (g/t) - Milling	1.02 g/t
Production
Gold Recovery: Heap-leaching/Milling	83% / 90%
Silver Recovery: Heap-leaching/Milling	34% / 80%
LOM Payable Gold ounces	1,031,179
LOM Payable Silver ounces	16,602,692
LOM Payable AuEq ounces	1,239,020

Years 1-10 Avg Annual Production - Gold	103,118
Years 1-10 Avg Annual Production - Silver	1,660,269
Years 1-10 Avg Annual Production - AuEq	123,902
Years 2-6 Avg. Annual Production - Gold	125,989
Years 2-6 Avg. Annual Production - Silver	1,795,845
Years 2-6 Avg. Annual Production -AuEq	148,471
Operating Costs per Tonne
Mining Costs ($/t mined)	US$2.00
Mining Costs ($/t processed)	US$4.18
Processing Costs ($/t processed) – Heap Leach	US$2.79
Processing Costs ($/t processed) – Milling	US$9.07
Processing Costs ($/t processed) – Combined	US$3.08
G&A Costs ($/t processed)	US$0.55
Total Site Operating Cost ($/t processed)	US$7.82
Cash Costs and All-in Sustaining Costs
LOM Cash Cost ($/oz) Au, net-of-silver by-product	US$469/oz
LOM Cash Cost ($/oz) AuEq, co-product	US$617/oz
LOM AISC ($/oz) Au, net-of-silver by-product	US$619/oz
LOM AISC ($/oz) AuEq, co-product	US$742/oz
Capital Expenditures [1]
Pre-Production Capital Expenditures ($ million) 2	US$142.0
Working Capital / Cash for Reclamation Bond ($ million)	US$19.0
Florida Mill (Plant & Tailings in Yr 2) ($ million)	US$41.3
Other Production Capex / Sustaining Capital Expenditures ($ million)	US$93.4
Reclamation Cost ($ million)	US$20.0
Economics
After-Tax IRR	43%
After-Tax NPV (5%) (US$ million)	US$357.6
After-Tax NPV (5%) (C$ million)	C$472.0
After-Tax NPV (8%) (US$ million)	US$284.4
After-Tax NPV (8%) (C$ million)	C$375.5
Pre-Tax IRR	49%
Pre-Tax NPV (5%) (US$ million)	US$437.3
Pre-Tax NPV (5%) (C$ million)	C$577.2
Pre-Tax NPV (8%) (US$ million)	US$351.2
Pre-Tax NPV (8%) (C$ million)	C$463.6
After-Tax Payback period (years)	2.4
Average Annual after-tax net free cash flow (Year 1 to year 10) ($ million)	C$81.1
LOM net after-tax free cash flow ($ million)	C$697.2

1) See table 4 for additional capital related inputs, including working capital, reclamation bond and reclamation costs, and salvage value

2) Mobile equipment financing could reduce the pre-production capex by up to ~C$34.8 million (US$26.4 million), assuming a 20% cash down.

Sensitivities to Gold and Silver Prices

Tables 2a and 2b below illustrate a range of metal pricing scenarios on an after-tax basis to evaluate the economics of the Project. As shown, the Project remains very viable in the downside commodity price scenario and as well, is extremely robust in the upside case.

Table 2a. After-Tax NPV and IRR Sensitivities Assuming No Mobile Equipment Financing (PEA Case)

	PEA Prices	Downside	Upside
Gold Price (US$/oz)	$1,350	$1,200	$1,500
Silver Price (US$/oz)	$16.90	$15.00	$19.00
After-Tax NPV(5%) (Million)	C$ 472.0 / US$ 357.6	C$ 330.5 / US$ 250.4	C$ 615.0 / US$ 465.9
After-Tax IRR (%)	43%	32%	54%
Payback (years)	2.4	3.0	1.9
Average Annual Free Cash Flow (Million)	C$81.1	C$64.1	C$98.4

Table 2b. After-Tax NPV and IRR Sensitivities Assuming Mobile Equipment Financing

	PEA Prices	Downside	Upside
Gold Price (US$/oz)	$1,350	$1,200	$1,500
Silver Price (US$/oz)	$16.90	$15.00	$19.00
After-Tax NPV(5%) - Million	C$ 467.3 / US$ 354.0	C$ 325.5 / US$ 246.6	C$ 610.2 / US$ 462.2
After-Tax IRR (%)	53%	39%	66%
Payback	1.9	2.5	1.6
Average Annual After-Tax Free Cash Flow	C$76.2	C$59.1	C$93.5
- Million

The Project economics are most sensitive to precious metal prices. The Updated Technical Report will present other sensitivities.

DeLamar Project Resources

The following table highlights the resources that were used by MDA in the PEA study. For more detail on the Company’s current resource estimate, please see the new release dated June 17, 2019 by clicking the following link:

https://integraresources.com/site/assets/files/2663/2019-06-17_nr_itr_t7hg7g9s.pdf

Table 3. DeLamar Project Global (DeLamar + Florida Mountain) Gold and Silver Resources

Classification	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq
Measured	16,078,000	0.52	270,000	34.3	17,726,000	0.96	498,000

Indicated	156,287,000	0.42	2,106,000	19.7	98,788,000	0.67	3,377,000

Measured + Indicated	172,365,000	0.43	2,376,000	21.0	116,514,000	0.70	3,875,000

Inferred	28,266,000	0.38	343,000	13.5	12,240,000	0.55	500,000

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Oxidized and Transitional Mineral Resources are reported at a 0.2 g AuEq/t cut-off in consideration of potential open-pit mining and heap- leach processing. Unoxidized Mineral Resources are reported at a 0.3 g AuEq/t cut-off in consideration of potential open pit mining a milling / agitated leaching or flotation processing. The Mineral Resources are constrained by pit optimizations.

3. Gold equivalent in the Resource Estimate is calculated by g Au/t + (g Ag/t ÷ 77.7). Metal prices used were US$1,400 per oz Au / US$18 per oz Ag. Please to the technical report for guidance on modeling and optimization parameters. The gold equivalent for the PEA was calculated by g Au/t + (g Ag/t ÷ 79.9). Metal prices used were US$1,350 per oz Au / US$16.90 per oz Ag.

4. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

5. The Effective Date of the Mineral Resources is May 1, 2019.

6. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Mining

Approximately 330 mining, milling, maintenance and general administrative people will be employed directly by the project in peak years making it a significant contributor to the economy of Owyhee County, situated in southwestern Idaho. The PEA does not contemplate the need for a camp facility during the development and operational phase of the project as it is anticipated that a significant portion of the employee base will be hired from the local area.

The PEA Study contemplates open pit mining of the DeLamar and Florida Mountain Deposits with mine planning and scheduling based on mineralization from economic pit shells generated by MDA. Open-pit mine production is contemplated at 27,000 tonnes per day equating to 9.7 million tonnes per year of mineralized leach feed material, in addition to 730,000 tonnes per year of unoxidized mill feed from Years 3 to 8. With an average waste to mineralization strip ratio of 1.09 to 1, the average mining rate is approximately 58,000 tonnes per day of mineralized feed and waste material. A cut-off of 0.2 g/t AuEq will be used for oxidized and transitional mineralization that is to be heap-leached while a cut-off of 0.3 g/t AuEq is to be used for mineralization that is to be fed to the mill for processing.

Integra contemplates conducting open pit mining at the DeLamar and Florida Mountain Deposits using an owner-operated, conventional mine fleet that includes production drill rigs for mineralization definition and blasting, 23 cubic meter hydraulic shovels and 12.8 cubic meter front end loaders with 136 tonne haul trucks. Mining will begin at Florida Mountain with heap leachable material followed by a mix of heap leach and millable materials. Beginning in year 6, heap leach material will transition from the Florida Mountain area to the DeLamar mining area.

Heap-Leaching and Mill Processing Metallurgy

The PEA incorporates gold and silver extraction from two processes. Heap-leaching of oxide and transitional mineralization at a rate of 27,000 tpd is the primary means of gold and silver extraction at both the DeLamar and Florida Mountain Deposits, whereas a smaller 2,000 tpd mill has been modelled into the PEA processing Florida Mountain unoxidized mineralization. As a sequence, the PEA highlights that heap-leaching will first begin at the Florida Mountain Deposit in Year 1 of operations and will transition to heap-leaching of DeLamar material in Year 6.

In the scenario presented in the PEA, mill construction at Florida Mountain would take place in year 2 with processing expected in year 3 for a period of 6 years.

Heap-leaching of Florida Mountain oxide and transitional mineralization from the pit will be crushed to 50 mm, conveyor stacked onto a heap leach pad and leached using a low concentration sodium cyanide solution. Pregnant solution from the heap leach will be processed in a Merrill-Crowe recovery plant where gold and silver will be precipitated and doré will be produced on-site. As the area was the subject of active mining as recently as 1998, the Project has excellent infrastructure including up-gradable power and water on-site, in addition to other positive attributes such as a low strip ratio, a compact footprint, flexibility in pad locations and active water treatment facilities.

Heap-leaching of DeLamar oxide and transitional mineralization, commencing in Year 6 from the pit will be crushed to 13 mm, agglomerated, and like Florida Mountain, also conveyor stacked onto a heap leach pad and leached using a low concentration sodium cyanide solution. As is the case with the Florida Mountain mineralization, pregnant solution from the DeLamar heap leach will be processed in a Merrill-Crowe recovery plant where gold and silver will be precipitated and doré will be produced.

In the case of the unoxidized material from the Florida Mountain Deposit, testing in 2018-2019 has shown that the material is amenable to gravity concentration, followed by flotation of the gravity tails, with regrinding and agitated cyanide leaching of the flotation concentrate. Metallurgical test-work on Florida Mountain unoxidized composites indicate gold and silver recoveries of 90% and 80% respectively, with a relatively course grind size of 212 µm. As such, in the PEA Base Case, construction of a 2,000 tpd mill would take place in year 2, and would incorporate crushing/grinding, gravity concentration, flotation, concentrate fine re-grinding and final concentrate agitated cyanide leaching.

Development and Operating Schedule

An economic summary, including capital expenditures and operating after-tax cash flow for the DeLamar Project as estimated in the PEA is shown in Graph 1 below.

The expected effective tax rate, based on the U.S. federal and state tax laws as enacted as of August 31, 2019, is approximately 18%.

Graph 1. Annual Operating After-Tax Cash Flow (US$ MM)

Capital & Operating Costs

Open pit pre-production capital costs require minimal overburden and waste stripping as the oxide and transitional mineralization to be mined is exposed at the surface of the two Deposits. The breakdown of open pit pre-production, capital equipment, sustaining capital costs and mill addition are summarized in Table 4 below.

Table 4. DeLamar Project Capital Cost Estimates (US$ Million)

	Pre-Production Capex in Yr -1 (1)	Capex Yr 1 to Yr 10 / SUSEX (1)	LOM (1)
Mine

Mining Equipment	$32,980	$52,014	$84,994
Pre-Stripping	$7,514	$-	$7,514
Other Mine Capital	$6,027	$746	$6,773
Sub-Total Mine	$46,521	$52,760	$99,281

Processing

Heap Leach Pad	$14,130	$19,178	$33,308
Heap leach Plant (Incl Crushing and Stacking)	$48,449	$-	$48,449
Heap leach: Agglomeration / Crushing (DeLamar Mineralization)	$-	$20,518	$20,518
Florida Mill: Plant	$-	$34,554	$34,354
Florida Mill: Tailings Storage Facility	$-	$6,990	$6,990

Sub-Total Processing	$62,579	$81,039	$143,618

Infrastructure
Power	$21,714	$-	$21,714
Assay Lab	$2,804	$-	$2,804
Other	$2,552	$974	$3,526

Sub-Total Infrastructure	$27,070	$974	$28,044

Owner's Costs	$5,819	$-	$5,819

SUB-TOTAL	$141,989	$134,773	$276,761

Other
Working Capital (2)	$13,024	$(13,024)	$-
Cash Deposit for Reclamation	$6,000	$(6,000)	$-
Bonding (3)
Reclamation	$-	$20,000	$20,000
Salvage Value (4)	$-	$(26,426)	$(26,426)

TOTAL	$161,013	$109,323	$270,336

1) Figures in the table include contingency

2) Working capital returned in year 11

3) Cash deposit = 30% of bonding requirement. Released once reclamation is completed

4) Salvage value for mining equipment and plant

The average onsite operating cost is US$7.82 /t processed over the LOM. The AISC, which includes royalties, closure, reclamation, and sustaining capital costs, averages US$619/oz Au net of silver by-products and US$742/oz Au Eq on a co-product basis. Table 5 presents the LOM operating costs used in the PEA and Table 6 presents the LOM cash costs and AISC.

Table 5. Operating Cost Estimates

Operating Cost Estimates (US$)
Item	$/t
Mining ($/ mined)	$2.00
Mining ($/ processed)	$4.18
Processing ($/ processed) – HL	$2.79
Processing ($/ processed) – Mill	$9.07
Processing ($/ processed) – HL and Mill Combined	$3.08
G&A ($/ processed)	$0.55
Total onsite operating costs ($/ processed)	$7.82

Table 6. Cash Cost and All-In Sustaining Cost

Cash Costs and All-In Sustaining Costs (US$)
Item	By-Product	Co-Product
	($/oz Au)	($/oz Au Eq)
Mining	$380	$317
Processing	$280	$233
G&A	$50	$42
Total onsite costs	$711	$592
Refining, transport	$13	$11
Total cash costs – before royalties	$724	$603
Royalties	$17	$14
Total cash costs – Incl royalties	$741	$617
Silver By-Products	($272)	$0
Total Cash Costs Net of Silver by- Product	$469	$617
Sustaining capex	$131	$109
Mine closure	$19	$16
All-In Sustaining Cost	$619	$742

DeLamar: Future Opportunities and Value Enhancements

Through the course of conducting exploration and various studies related to the PEA work, the Company has identified a number of prospective measures to grow the DeLamar Project and enhance future economics. These include the following:

• Unoxidized Mineralization Processing and Increased Production Profile Scenarios: Through the course of the recent metallurgy study to support the PEA, the Company identified that both DeLamar and Florida Mountain gold-silver mineralization is amenable to milling and sulphide flotation/concentration, with the Florida Mountain mineralized gold-silver concentrate responding well to fine grinding and on-site cyanidation. While concentrate generated from some portions of the DeLamar unoxidized materials likely could be processed by fine grinding and on-site cyanidation, other portions would likely require autoclave or roaster treatment (possibly after shipment to an off-site, 2nd party facility) for final gold-silver extraction. The current PEA contemplates mining and processing of the unoxidized mineralization only from Florida Mountain. As shown in the previous news release regarding the current resource estimate, there will remain a large portion of the global resource in unoxidized mineralization that through further metallurgical characterization and optimization studies could potentially be brought into future studies and increase production profiles, well beyond what is currently being demonstrated by the PEA presented today.

• Exploration Potential: Several areas remain available to grow the resource base. This includes oxide and transitional mineralization located directly along the margins of the DeLamar and Florida Deposits. The Company is currently conducting step-out drilling along these margins and believes these areas are highly prospective for an expansion to the oxide and transitional resource. Resource expansion in this type of mineralization may enable Integra to expand the heap leach production profile in the near future. In addition, the unoxidized mineralization on both Deposits remains completely open to expansion, on-strike and at depth.

• High Grade Exploration Upside: The original underground mining activity conducted in the DeLamar district during the late 1800’s and early 1990’s focussed on low-sulphidation epithermal veins hosting high grades of gold and silver. In the course of exploration over the last 18 months, Integra has intersected this style of high-grade vein mineralization on the DeLamar and Florida Mountain Deposits. Integra believes that further epithermal vein discoveries are likely in the course of its future exploration and intends to investigate ways to incorporate targeting mining of high grade gold and silver from these systems in future mine plans. Given that the PEA contemplates the construction of a 2,000 tpd mill at Florida Mountain, the Company would potentially have the capacity under its current capital development proposal to process high grade epithermal vein mineralization.

• Currently Stockpiled Low Grade Waste Material and Tailings: The Company is aware that a large amount of low grade waste material is stockpiled around site, that was produced as a result of mining and milling during the late 1970’s to the late 1990’s. This material could be analyzed for economic potential in light of today’s higher price environment.

• Processing Upside: Recent metallurgical testwork suggests that some DeLamar Oxide and Transitional mineralized material may not need tertiary crushing and (or) agglomeration, which would reduce capital cost and operating costs. Integra plans to conduct further metallurgical testwork on core to be drilled this winter.

Next Steps: Pre-Feasibility Study and On-Going Exploration

Integra plans to commence work in support of a pre-feasibility study on the DeLamar Project in the coming months. In accordance with current internal estimates and subject to raising the necessary financing, the Company is targeting completion of these studies by H2, 2021. A decision to advance towards mine development and production will be based on the results of future studies, in addition to permitting work which has recently commenced. Integra’s goal of rapidly advancing feasibility-level work in a fast tracked timeline is linked to the large amount of data that exists on the project stemming from over 20 years of past production history, the significant amount of metallurgical test-work that has been conducted thus far, the large existing M&I gold-silver resource base to work with and the large amount of infrastructure currently in place on the Project.

Budgets and timelines for the upcoming development study work are being reviewed and are expected to be complete in the coming months. At present, the Company continues its aggressive exploration program on the Project aimed at expanding the low-grade oxide/transitional mineralization around the margins of the DeLamar and Florida Mountain Deposits.

Qualified Persons & Technical Report

The scientific and technical information contained in this news release has been verified and approved by Tim Arnold, Integra’s Vice President of Project Development, of Reno, Nevada, a professional engineer and "Qualified Person" within the meaning of NI 43- 101, Thomas Dyer, a PE within the state of Nevada, a Registered Member of the SME with expertise in mining and economic analysis and a “Qualified Person” within the meaning of NI 43-101, Jack McPartland, a member of MMSA, with special expertise in metallurgy/processing and a “Qualified Person” within the meaning of NI 43-101, Jeffrey Woods, Principle Consulting Metallurgist at Woods Process Services of Denver, Colorado, a registered member of the SME and MMSA and “Qualified Person” within the meaning of NI 43-101, John D. Welsh, Senior Principal of Welsh Hagan Associates and independent of the Company, a registered professional engineer and “Qualified Person” within the meaning of NI 43-101.

The DeLamar and Florida Mountain mineral resource estimates were prepared by Mine Development Associates of Reno, Nevada under the supervision of Michael Gustin. Mr. Gustin is a Qualified Person and is independent of the Company as defined by NI 43-101.

Further information about the PEA and the resource estimate referenced in this news release, including information in respect of data verification, key assumptions, parameters, risks and other factors, can be found in the NI 43-101 technical report for the DeLamar Project that will be filed on SEDAR under Integra’s profile at www.sedar.com.

About Integra Resources

Integra Resources is a development-stage company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits in the heart of the historic Owyhee County mining district in south western Idaho. The first exploration program in over 25 years began on the DeLamar Project in 2018, with more than 30,000 meters drilled to date. The management team comprises the former executive team from Integra Gold Corp.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO, and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward- looking statements relate, among other things, to: timing of completion of a technical report summarizing the results of the updated PEA; the development, operational and economic results of the PEA, including cash flows, capital expenditures, development costs, extraction rates, life of mine cost estimates; timing of completion of an updated resource estimate; estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of the DeLamar Project mine plan; future operations; future exploration prospects; the completion and timing of future development studies, including a pre-feasibility study; future growth potential of DeLamar; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.